SUBSCRIPTION AGREEMENT

Subscription Agreement, dated as of July 24, 2025, between Franklin BSP Lending Fund, a statutory trust organized under the laws of Delaware (the “Fund”) and Franklin Moderate Allocation Fund (the “Purchaser”).

WHEREAS, the Fund is an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Fund proposes to issue and sell common shares of beneficial interest, par value $0.001 per share (the “Common Shares”), to the Purchaser in an exempted transaction pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”).

NOW, THEREFORE, the Fund and the Purchaser agree as follows:

1. The Fund offers to sell to the Purchaser, and the Purchaser agrees to purchase from the Fund, Class R6 Common Shares, at a price equivalent to the net asset value per share (the “Shares”) determined on a date, to be specified by the Fund, prior to the effective date of the Registration Statement.

2. The Purchaser represents and warrants to the Fund that it is acquiring the Shares for investment purposes only and that the Shares will be sold only pursuant to a registration statement under the 1933 Act or an applicable exemption from the registration requirements contained therein.

3. The Purchaser’s right under this Subscription Agreement to purchase the Shares is not assignable.

4. The Subscription Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of New York.

5.

IN WITNESS WHEREOF, the Fund and the Purchaser have caused their duly authorized officers to execute this Subscription Agreement as of the date first above written.

FRANKLIN BSP LENDING FUND

By:  /s/Jane Trust  Name: Jane Trust

Title: President and Chief Executive Officer

FRANKLIN MODERATE ALLOCATION FUND

By:  /s/Edward D. Perks  Name: Edward D. Perks

Title:

President and Chief Executive Officer – Investment Management